Exhibit 99.1

X3 Holdings Announces Annual General Meeting Results

Singapore, November 8, 2024 /PRNewswire/ — X3 Holdings Co., Ltd. (Nasdaq: XTKG) (the “Company” or “XTKG”), a global provider of digital solutions and technology services spanning diverse industries, today announced that all resolutions presented to the shareholders at its annual general meeting which held on November 4, 2024 (the “Annual General Meeting”) were duly passed.

The Company will shortly implement and announce the effectiveness of the Share Consolidation, which was passed by the shareholders at the Annual General Meeting. The Share Consolidation is primarily being effectuated to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum price per share of the Company’s ordinary shares. Immediately after the Share Consolidation, each shareholder’s percentage ownership interest in the Company will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights and privileges of the holders of ordinary shares will be substantially unaffected by the Share Consolidation. No fractional shares will be issued in connection with the Share Consolidation, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such shareholder will be rounded up to one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation. Shareholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

The full text of each resolution was included in the Notice of the Annual General Meeting, which was filed with the Securities and Exchange Commission on Form 6-K on October 3, 2024. The full text of each resolution is also available on the Company’s website www.x3holdings.com. Capitalized terms not otherwise defined in this announcement shall have the meanings assigned to them in the Company’s Notice of the Annual General Meeting dated October 3, 2024.

About X3 Holdings

 X3 Holdings Co., Ltd. (Nasdaq: XTKG) is a global provider of digital solutions and technology services spanning diverse industries. The Company is operating across diversified business segments in digital technologies, cryptomining operations, renewable energy and agriculture technologies. X3 Holdings is headquartered in Singapore with subsidiaries and operations globally. For additional information, please visit www.x3holdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements include, among others, statements regarding the Company’s plans to regain compliance with the minimum bid price requirement. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Corporate Investor Relations

Email: ir@x3holdings.com

Website: www.x3holdings.com